FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Michaela J Healey
Date: 11 May 2006	Name: Michaela J Healey
Title: Company Secretary

HALF YEAR RESULTS 06

National Australia Bank

John Stewart
Group Chief Executive Officer

Michael Ullmer
Director, Finance & Risk & Group CFO

11 May, 2006

nab Bank of New Zealand Yorkshire Bank Clydesdale Bank MLC

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Momentum back in all businesses

Cash earnings before significant items

$m
1,900
1,850
1,800
1,750
1,700
1,650
1,600
1,550
1,850
1,611
(1,652
AIFRS basis)
1,618
1,692
(1,601
AIFRS basis)
11.4%
increase on
Mar 2005 HY
1,840
Mar 04
HY
Sep 04
HY
Mar 05
HY
Sep 05
HY
Mar 06
HY

AIFRS reported results

Note: March 2003 - September 2005 half cash earnings reported on a AGAAP basis not adjusted for IFRS

6

National Australia Bank

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March 2006 half cash earnings by division

	Mar 06 HY $m	Sep 05 HY $m	Mar 05 HY $m	% Change on Sep 05 HY	% Change on Mar 05 HY Ongoing^
Total Australia*	1,192	1,099	1,180	8.5	1.0
Total UK	257	229	307	12.2	(4.8)
Total New Zealand	167	164	153	1.8	9.2
Institutional Markets & Services	286	279	298	2.5	(2.4)
Other (incl Group Funding & Corporate Centre)	65	(61)	(191)	large	large
Distributions	(127)	(109)	(95)	(16.5)	(33.7)
Cash earnings before significant items	**1,840**	**1,601**	**1,652**	**14.9**	**14.7**

* Includes Asia
^ Excludes Irish Banks

11

National Australia Bank

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Wealth Management – core* underlying performance

	March 2006 $m	Sept 2005 $m	March 2005 $m	% Growth Sept 2005	% Growth Mar 2005
Gross Revenue	977	951	902	2.7	8.3
Volume Expenses	(442)	(417)	(396)	(5.9)	(11.6)
Operating Costs	(335)	(348)	(311)	3.7	(7.7)
WM Australia core underlying performance	**145**	**117**	**124**	**23.9**	**16.9**
IORE – AIFRS Basis	29	-	-		
IORE – AGAAP Basis	-	60	41		
Other AIFRS Adjustments	-	10	12		
Impact of transitional tax	-	15	24		
Reported WM Cash Earnings	**174**	**202**	**201**	**(13.9)**	**(13.4)**

* Excludes impact of IORE, transitional tax relief and AIFRS

13

National Australia Bank

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	Reported Half year to Mar 06 $m	Reported Half year to Sep 05 $m	Core* Change Sep 05 HY%	Core* Change Mar 05 HY%
Net interest income	434	244	20.9	14.3
Other operating income	294	423	3.5	(13.1)
Total income	**728**	**667**	**9.9**	**(3.8)**
Operating expenses	(366)	(372)	1.6	1.1
Underlying profit	**362**	**295**	**24.4**	**(6.4)**
B&DD write back	17	24		
Income tax expense	(93)	(40)		
Reported cash earnings	**286**	**279**	**2.5**	**(4.0)**

* Excludes impact of AASB 139/132/4

^ On a product basis

Reported Total Income up 9.1%^
Market Sales
Markets Risk & Trading
Structured Products
Credit Products
Financial Institutions
Corporate Loan Portfolio
Other
0
100
200
$m
Decline on Sep 05 HY
Sep 05 HY
Growth on Sep 05 HY

External Assets / RWA
A$Bn
Bps
130
110
90
70
50
130
120
110
100
90
80
70
60
50
Return on Avg RWA
Mar 05
Sep 05
Mar 06
@ actual rates
External Assets Spot
RWA Spot
Return on Avg.RWA+

National Australia Bank

16

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HALF YEAR RESULTS 06

National Australia Bank

Asset Quality

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Total Net Write-offs to Risk-Weighted Assets
0.30
0.20
0.10
0%
NAB
ANZ
CBA
WBC
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06

$m
Half Yearly Net Write-Offs by Geography
180
160
140
120
100
80
60
40
20
Australia
United Kingdom
New Zealand
United States
Asia
HY Sep 04
HY Mar 05
HY Sep 05
HY Mar 06

Institutional/Corporate and Business Customer Rating Distribution*
* External Ratings Equivalent
60
40
20
0%
AAA to BBB+
BBB to BBB-
BB+ to BB
BB-
> BB-
B- to CCC
NAL
Mar 05
Sep 05
Mar 06

Institutional/Corporate and Business % of well secured lending
80
40
0%
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
Institutional/Corporate
Business Lending
Non-Retail (Total Institutional/Corporate & Business)

18

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Gross Non-Accrual Loans
$m
%
Group
Irish Banks
Gross NAL's to Gross Loans & Acceptances
2,500
2,000
1,500
1,000
500
0
1.6
1.2
0.8
0.4
0.0
Sep 95
Sep 97
Sep 99
Sep 01
Mar 03
Mar 04
Mar 05
Mar 06

90+ Delinquency and Gross 12 Month Rolling Write Off Rates for Total Personal Lending
%
0.8
0.6
0.4
0.2
0
Series Break
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
90+ Delinquency Rate - Old Series
90+ Delinquency Rate - New Series
Gross 12 month rolling write-off rates
Gross Housing 12 month rolling write-off rate

Proportion of 90 day past due loans to gross loans and acceptances by Geography
0.40
0.20
0%
Aust
UK
NZ
US
Asia
Group
Mar 05
Sep 05
Mar 06

19

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Provision ratio remains sound

Coverage Ratio*
250%
200%
150%
100%
50%
0%
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Specific Provisions (AIFRS)/Total Impaired Assets
Specific Provisions (AGAAP)/Total Impaired Assets
Collective Provision (AIFRS)/Total Impaired Assets
General Provision (AGAAP)/Total Impaired Assets

20

National Australia Bank

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Disciplined Approach to Funding

10.3%
Retail Deposits (A$b)
$116b
$128b
March 2005
March 2006

> Improving retail deposit growth

Europe 25%
USA 35%
Asia 7%
Australia 8%
UK 25%

> Diversity of wholesale funding

$34.5b
$39.6b
$22.7b
$55.7b
March 2005
March 2006
Certificates of Deposit
Bonds, Notes and Subordinated Debt

> Reduced reliance upon short-term wholesale funding

National Australia Bank

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Capital position remains strong

%
12
10
8
6
4
2
0
11.4
8.3
5.8
10.5
7.9
5.5
10.7
8.1
5.8
Mar 05
Sep 05
Mar 06
ACE Ratio
Tier 1 Ratio
Total regulatory capital ratio
Current Target Ranges

25

National Australia Bank

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Interim dividend of 83 cents, franked to 80%

Cents per share
180
160
140
120
100
80
60
40
20
0
135
147
163
166
166
83
2001
2002
2003
2004
2005
2006
Interim dividend
Final dividend

Target Payout Ratio
60% - 65%

27

National Australia Bank

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Region 1H06 operating costs

0.7
Nominal cost growth
Productivity/ cost saving
Core growth (net of productivity gains)
Additional restructuring benefits
Re-investment
Overall actual cost growth

31

Source: Internal

National Australia Bank

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Revenue drivers moving in right direction

Excellent growth in business

NAB volume growth
YoY percentage change

2004
2005
2006
9
14
15
5
14
20
13
15
11
2
2
11
4
9
15
7
8
13
12
9
14
13
18
18
Total lending
Business lending
House lending
Credit cards
Business deposits
Household deposits
Individual risk
Retail funds (exc cash mgt)

Market share gains

Limited margin impact

Australian bank net interest margin
Net Interest Margin (incl. acceptances)

3
2
1
0
2.36
2.33
2.37
Mar 05
Sep 05
Mar 06

Non-retail asset quality remaining high

32

National Australia Bank

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Australian Region
NAB Wins Australian Bank of the Year

Bank of the Year

WINNER
Money
AWARDS
2006
BANK OF THE YEAR

34

National Australia Bank

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New Zealand
Consistent strategy in a highly competitive market

Your money is better off here.
Bank Smarter
Bank of New Zealand

Better Value

Better Service

Better Innovation

Better Attitude

36

National Australia Bank

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Institutional Markets & Services

Strong demand and speedy execution is delivering results

The best recognition comes from our clients.
Bonds
Leveraged Finance
Loan Syndications
Project Finance
Structured Property
Securitisation
National Australia Bank

37

National Australia Bank

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Businesses stabilised

Good momentum in all businesses

Australia
Retail Wealth B&P
IMS
UK
New Zealand
In Decline
Stabilising
Rebuilding Capability
Truly Competitive

44

National Australia Bank

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Appendix

- Group Performance
- Divisional Performance
- Capital
- Other Matters
- Economic Outlook

50

National Australia Bank

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HALF YEAR RESULTS 06

National Australia Bank

Group Performance

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Core* income growth

Net Interest Income - $m
3,472
539
102
(40)
54
(47)
13
9
51
46
(7)
4,192
Sep 05 HY
AIFRS
Portfolio Volume/ Mix
Portfolio Margin
Australian Banking
Portfolio Volume/ Mix
Portfolio Margin
UK Banking
Portfolio Volume/ Mix
Portfolio Margin
NZ Banking
IMS
Other
Exch Rate
Mar 06 HY

Other Operating Income^ - $m
2,987
(530)
(51)
49
33
20
(6)
2,502
Sep 05 HY
AIFRS
UK Property Transaction
Insurance Claim Settlement
Creditor profit share/Proceeds from Inv Management sale
Other
Exch Rate
Mar 06 HY

* Excluding AIFRS

National Australia Bank

52

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	Sep 05 HY NIM	NIM Change AIFRS	NIM Change Other	Mar 06 HY NIM	AIEA Mar 06 HY $Bn	% of Group AIEA Sep 05 HY	% of Group AIEA Mar 06 HY	Impact on Group NIM
Australian Banking	2.46%	(11bps)	2bps	2.37%	194.5	49%	54%	6bps
UK Banking	3.73%	27bps	(36bps)	3.64%	48.3	13%	13%	(2bps)
New Zealand Banking	2.48%	5bps	1bps	2.54%	31.5	9%	9%	(1bp)
Institutional Markets & Services	0.37%	19bps	8bps	0.64%	135.6	41%	37%	9bps
Other	(0.46%)	(14bps)	(20bps)	(0.80%)	(45.8)	(12%)	(13%)	5bps
Group Impact	**2.14%**			**2.31%**	**364.1**	**100%**	**100%**	**17bps**

53

National Australia Bank

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Volume growth across the Group

Australian Banking
(quarterly average)
%
6
4
2
0
Housing
Business (incl Bill Acceptances)
Personal Lending
Retail deposits

UK Banking*
(quarterly average)
%
10
8
6
4
2
0
(2)
Housing
Business
Personal
Retail Deposits

NZ Banking
(quarterly average)
%
6
4
2
0
Housing
Business Lending
Personal Lending
Retail Deposits

Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

* Excludes Irish Banks

National Australia Bank

54

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Expenses* across the group declined 3.9% during the half

$m
4,093
(21)
146
(61)
(47)
13
(90)
(91)
(9)
3,933
Sep 05 HY
AIFRS
People Costs
Fee Remediation
Prof. Fees
Danske A/S
Cost Saves
Other
Exch. Rate
Mar 06 HY

+ Includes productivity as well as restructuring benefits

55

National Australia Bank

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HALF YEAR RESULTS 06

National Australia Bank

Divisional Performance

AIFRS Impacts

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Impact of AIFRS* on Australian Banking Result

$m
Net Interest Income
1,958
295
46
2,299
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

Other Operating Income
1,351
(293)
25
1,083
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

Other Operating Expenses
1,875
(7)
(7)
1,861
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

* AASB 139 and 132 impacts only

National Australia Bank

57

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Impact of AIFRS* on Total UK^ Result

£m
Net Interest Income
341
27
6
374
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

Other Operating Income
264
(21)
7
250
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

Other Operating Expenses
406
(6)
5
405
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

* AASB 139 and 132 impacts only

^ Ongoing operations

National Australia Bank

58

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Impact of AIFRS* on Total NZ Result

Net Interest Income
NZ$m
405
11
22
438
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

Other Operating Income
299
(28)
2
273
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

* AASB 139 and 132 impacts only

59

National Australia Bank

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Impact of AIFRS* on Institutional Markets & Services Result

Net Interest Income
$m
244
139
51
434
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

Other Operating Income
423
(144)
15
294
Sep 05 HY
AIFRS*
Other movements
Mar 06 HY

* AASB 139 and 132 impacts only

60

National Australia Bank

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HALF YEAR RESULTS 06

National Australia Bank

Divisional Performance

Margins

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2.46%
(0.13%)
0.03%
(0.03%)
0.00%
(0.01%)
(0.02%)
(0.01%)
0.01%
0.07%
0.04%
(0.04%)
2.37%
Sep 05 HY
Accept. Reclass
Basis Risk
Product Margin
Mix
Lending
Basis Risk
Product Margin
Mix
Deposits
Lending vs Deposit Growth
Custo. Secur. exit
Effective Yield
Other NII
Mar 06 HY

Acceptances reclassification impact calculated by restating prior period

62

National Australia Bank

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2.50%
(0.14%)
0.02%
(0.04%)
(0.01%)
(0.01%)
0.00%
(0.02%)
(0.02%)
0.07%
0.04%
(0.02%)
2.37%
Mar 05 HY
Accept. Reclass
Basis Risk
Product Margin
Mix
Lending
Basis Risk
Product Margin
Mix
Deposit
Lending vs Deposit Growth
Custo. Secur. exit
Effective Yield
Other NII
Mar 06 HY

63

National Australia Bank

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3.73%
0.25%
(0.06%)
(0.14%)
(0.09%)
0.04%
(0.05%)
(0.02%)
(0.10%)
(0.14%)
0.22%
3.64%
Sep 05 HY
AIFRS Impact
Basis Risk
Lending Product Margin
Lending Mix
Basis Risk
Deposit Product Margin
Deposit Mix
Lending vs Deposit Growth
Core Free Funds
Other NII
Mar 06 HY

64

National Australia Bank

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3.85%
0.25%
(0.05%)
(0.15%)
(0.15%)
0.03%
(0.09%)
(0.03%)
(0.20%)
(0.05%)
0.23%
3.64%
Mar 05 HY
AIFRS Impact
Basis Risk
Lending Product Margin
Lending Mix
Basis Risk
Deposit Product Margin
Deposit Mix
Lending vs Deposit Growth
Irish Sale Proceeds
Other NII
Mar 06 HY

* Ongoing operations, excludes Irish Banks.

65

National Australia Bank

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2.48%
0.05%
(0.01%)
(0.02%)
0.06%
(0.02%)
(0.03%)
0.03%
2.54%
Sep 05 HY
AIFRS Effective Yield
Lending Product Margin
Lending Mix
Deposit Product Margin
Deposit Mix
Lending vs Deposit Growth
Other NII
Mar 06 HY

66

National Australia Bank

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2.67%
0.05%
(0.08%)
(0.04%)
0.02%
(0.04%)
(0.07%)
0.03%
2.54%
Mar 05 HY
AIFRS Effective Yield
Lending Product Margin
Lending Mix
Deposit Product Margin
Deposit Mix
Lending vs Deposit Growth
Other NII
Mar 06 HY

67

National Australia Bank

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HALF YEAR RESULTS 06

National Australia Bank

Divisional Performance

Other Information

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Wealth Management Australia – market share

Masterfund market share plus flows
20%
15%
10%
5%
0%
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
FUM market share
Attrition rate
Annual inflows market share

Insurance - Retail Risk Market Share
18%
15%
12%
9%
6%
3%
0%
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Inforce premium market share
New sales market share

70

National Australia Bank

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Wealth Management Australia – inflows and attrition

Share of annual inflows
18
16
14
12
10
8
6
4
2
0
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Attrition rate
40
30
20
10
0
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
National Australia / MLC Group
Commonwealth / Colonial Group
AMP Group
ING Australia Group
BT / Westpac Group
Industry average

71

National Australia Bank

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Housing Segmentation - Australia

Majority of growth attributable to owner occupied housing.

Housing portfolio segmentation for Australia September 2005

62%
2%
36%

Housing portfolio segmentation for Australia March 2006

62%
2%
36%

Inner City Apartments | Investment housing | Owner occupier housing

73

National Australia Bank

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HALF YEAR RESULTS 06

National Australia Bank

Capital

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Core capital movement

Movement in ACE ratio
%
6.75
6.25
5.75
5.25
4.75
Core items + 9bps
Non-core items
+ 19bps
0.64
(0.50)
(0.02)
(0.19)
0.06
0.10
0.19
5.49
5.77
ACE Sep 05
Profit before Sig. items
Dividend and Distributions
Deconsol. of WM profit net of dividends
Change in RWA
FX impact
Other
Excaps conversions
ACE Mar 06

75

National Australia Bank

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HALF YEAR RESULTS 06

National Australia Bank

Other Matters

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Global economy strong and only marginally weaker in 2006

Global Forecasts - Annual Growth %
10
8
6
4
2
0
-2
Forecasts
EMERGING ASIA
WORLD
USA
EURO & JAPAN
Mar-96
Sep-96
Mar-97
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07

National Australia Bank

79

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HALF YEAR RESULTS 06	[LOGO]

John Stewart	Michael Ullmer
Group Chief Executive Officer	Director, Finance & Risk & Group CFO

11 May, 2006

[LOGO]

Agenda

Introduction	John Stewart

Group Results & Outlook	Michael Ullmer

Company Update	John Stewart

Questions and Answers

Group highlights

•      Good Progress in ‘fixing’ the businesses

•      Good Momentum in Businesses

•      Costs contained

•      Good asset quality

•      Effective Portfolio Management

•      Cash earnings up 11.4% on March 2005 half

•      Cash earnings on average equity* 17.4%

Doing what we said we would do

*before significant items

Focus on the fundamentals is delivering

Culture and People	Regulatory & Compliance

Simplicity	Revenue Growth

All APRA culture requirements closed

•	Culture driven from the top – review cultural norms and clearly articulate the expected standard of behaviour	☑

•	These standards be built into the organisational and HR systems	☑

•	Codes of conduct and disciplinary procedures be vigorously enforced	☑

•	Reinforce policies to support ‘whistle-blowing’	☑

•	Review incentive arrangements to remove potential conflicts of interest on Risk Management staff	☑

Momentum back in all businesses

Cash earnings before significant items

[CHART]

•      Cash earnings up 11.4% to $1,840m (on an AIFRS basis from the March 2005 half)

•      Cash earnings up 14.9% to $1,840m (on an AIFRS basis from the September 2005 half)

•      Dividend maintained at 83 cents per share (80% franked)

Agenda

Introduction	John Stewart

Group Results & Outlook	Michael Ullmer

Company Update	John Stewart

Questions and Answers

Group Scorecard

•      Complex agenda – progressing on a number of fronts

•      Core underlying profit up 14.9% over prior period – up 15.1% over prior corresponding period

•      Improved financial disciplines – reshaping business portfolio

•      Successful implementation of strategic change

•      Financial highlights – strong volume growth, good margin control, costs maintained within guidance

•      Restructuring on track – but more to be done

•      Asset quality sound

•      Adequate capital to absorb AIFRS impacts

Group Performance

	Mar 06	Sep 05	Mar 05	Core+ Change
	HY	HY	HY	Sep 05	Mar 05
	$m	$m	$m	HY %	HY %
Net Interest Income	4,198	3,472	3,270	5.4	11.9

Other Operating Income	2,233	2,673	2,527	3.4	9.3

Net Operating Income	6,431	6,145	5,797	4.5	10.8

Operating Expenses	(3,637)	(3,739)	(3,396)	2.2	(7.7)

Core Underlying Profit^	2,794	2,406	2,401	14.9	15.1

Wealth Management Australia as reported*	174	202	201	23.9	16.9

Cash earnings as reported*	1,840	1,601	1,652	14.9	11.4

Diluted cash earnings per share (cents)*	114.5	101.4	105.0

Cash earnings on average equity*	17.4%	14.9%	16.0%

Return on average assets	0.73%	0.70%	0.74%

Net interest margin	2.31%	2.14%	2.12%

^ Excludes Wealth Management Australia and Irish Banks (in Mar 05 half)

* Cash earnings before significant items

+ Excludes impact of AASB 139/132/4 and for Wealth Management Australia removes impact of IORE, transitional tax relief and AIFRS

Restructuring activities and cost saves

•      A further 670 redundancies in the half

• program 50% complete Group wide

•      Occupancy rationalisation accelerating with good progress in the UK

• program 40% complete Group wide

•      “Other” restructuring, including asset write downs, well advanced

• program 80% complete Group wide

•      On target for cumulative annualised restructuring benefits in 2006 of $290 million

• 70% of estimated total

March 2006 half cash earnings by division

				% Change on
					Mar 05
	Mar 06	Sep 05	Mar 05	Sep 05	HY
	HY	HY	HY	HY	Ongoing^
	$m	$m	$m

Total Australia*	1,192	1,099	1,180	8.5	1.0

Total UK	257	229	307	12.2	(4.8)

Total New Zealand	167	164	153	1.8	9.2

Institutional Markets & Services	286	279	298	2.5	(2.4)

Other (incl Group Funding & Corporate Centre)	65	(61)	(191)	large	large

Distributions	(127)	(109)	(95)	(16.5)	(33.7)

Cash earnings before significant items	1,840	1,601	1,652	14.9	14.7

* Includes Asia

^ Excludes Irish Banks

Australian Region core* growth up 14.1% on Sep 2005 half

	Reported		Core*
	Half year to		Change
	Mar 06	Sep 05	Sep 05	Mar 05
	$m	$m	HY %	HY %
Australian Banking
Net interest income	2,299	1,958	2.3	8.1

Other operating income	1,083	1,351	1.9	8.3

Total income	3,382	3,309	2.1	8.2

Operating expenses	(1,861)	(1,875)	0.4	(13.8)

Underlying banking profit	1,521	1,434	5.4	2.0

Charge to provide for doubtful debts	(115)	(127)

Wealth Management cash earnings	174	202	23.9	16.9

Reported Australian region cash earnings	1,192	1,099	8.5	1.0

- core growth			14.1	4.7

Franchise scorecard*

Number of customers

Revenue per customer

ROA

Profit/FTE

Cost/Income Ratio

Number of FTEs

Avg CRS quality

Margins (incl. acceptances)

Customer Satisfaction

* Excludes impact of AASB 139/132/4 and for Wealth Management Australia removes impact of IORE, transitional tax relief and AIFRS

Wealth Management – core* underlying performance

				% Growth
	March	Sept	March	Sept	Mar
	2006	2005	2005	2005	2005
	$m	$m	$m
Gross Revenue	977	951	902	2.7	8.3

Volume Expenses	(442)	(417)	(396)	(5.9)	(11.6)

Operating Costs	(335)	(348)	(311)	3.7	(7.7)

WM Australia core underlying performance	145	117	124	23.9	16.9

IORE – AIFRS Basis	29	—	—
IORE – AGAAP Basis	—	60	41
Other AIFRS Adjustments	—	10	12
Impact of transitional tax	—	15	24

Reported WM Cash Earnings	174	202	201	(13.9)	(13.4)

* Excludes impact of IORE, transitional tax relief and AIFRS

Core* change in UK underlying profit up 4.0% on the September 2005 half

	Reported		Core*
	Half year to		Change
	Mar 06	Sep 05	Sep 05	Mar 05
	£m	£m	HY %	HY %
Net interest income	374	341	1.8	6.8
Other operating income	250	264	2.7	22.1

Total income	624	605	2.1	13.0

Operating expenses	(405)	(406)	(1.2)	(16.4)

Underlying profit	219	199	4.0	6.7

Charge to provide for doubtful debts	(65)	(53)

Reported UK cash earnings	108	95	13.7	(1.8)

Franchise scorecard*

Number of customers

Revenue per customer

ROA

Profit/FTE

Cost/Income Ratio

Number of FTEs

Avg CRS quality

Margins

Customer Satisfaction

* Excludes impact of AASB 139/132/4 and Irish Banks (in March 2005 half)

Core* change in New Zealand underlying profit up 7.2% on the September 2005 half

	Reported		Core*
	Half year to		Change
	Mar 06	Sep 05	Sep 05	Mar 05
	NZ$m	NZ$m	HY %	HY %

Net interest income	438	405	5.4	7.6
Other operating income	273	299	0.7	0.7

Total income	711	704	3.4	4.6

Total expenses	(415)	(412)	(0.7)	5.5

Underlying profit	296	292	7.2	21.8

Charge to provide for doubtful debts	(25)	(28)

Reported NZ Cash earnings	183	180	1.7	11.6

Franchise scorecard*

Number of customers

Revenue per customer

ROA

Profit/FTE

Cost/Income Ratio

Number of FTEs

Avg CRS quality

Margins

Customer Satisfaction

*  Excludes impact of AASB 139/132/4

Institutional Markets & Services cash earnings up 2.5% on the September 2005 half

	Reported		Core*
	Half year to		Change
	Mar 06	Sep 05	Sep 05	Mar 05
	$m	$m	HY%	HY %
Net interest income	434	244	20.9	14.3
Other operating income	294	423	3.5	(13.1)

Total income	728	667	9.9	(3.8)

Operating expenses	(366)	(372)	1.6	1.1

Underlying profit	362	295	24.4	(6.4)

B&DD write back	17	24

Income tax expense	(93)	(40)

Reported cash earnings	286	279	2.5	(4.0)

* Excludes impact of AASB 139/132/4

+ Annualised return based on cash earnings for the half and calculated using the Internal Model and excluding Irish Banks

^ On a product basis

Reported Total Income up 9.1%^

[CHART]

[CHART]

HALF YEAR RESULTS 06	[LOGO]

Asset Quality

Portfolio remains sound with write-off levels and key quality indicators stable

Total Net Write-offs to Risk-Weighted Assets

[CHART]

Half Yearly Net Write-Offs by Geography

[CHART]

Institutional/Corporate and Business Customer Rating Distribution*

* External Ratings Equivalent

[CHART]

Institutional/Corporate and Business % of well secured lending

[CHART]

Non-accrual volumes fall – slight increase in 90+ delinquency rate

Gross Non-Accrual Loans

[CHART]

90+ Delinquency and Gross 12 Month Rolling Write Off Rates for Total Personal Lending	Proportion of 90 day past due loans to gross loans and acceptances by Geography

[CHART]	[CHART]

Provision ratio remains sound

Coverage Ratio*

[CHART]

* Impaired Assets identified per APRA definition.

Coverage ratio includes Irish Banks up to 30 September 2004

Asset quality – transition to AIFRS

•        Drivers of provision charge under AGAAP

•      Expected loss over term to maturity

•      Loss applied to committed facility

•        Drivers of provision charge under AIFRS

•      Observable evidence of impairment

•      Loss applied against drawn amount

•        $91 million impact on capital adequacy as AGAAP applies until 1 July 2006

Regulatory environment

Basel II

•        Parallel run on track;  showing a decline in RWA’s

•        On track for submissions to RBNZ in July 2006 and FSA in September 2006

Report Into Irregular Currency Options Trading

•        11 requirements open, of which 5 have been submitted to APRA for review

•        All culture requirements now closed by APRA

•        Aiming to lodge our application for a return to the internal model by the end of the year

SOX

•        SOX operating model successfully embedded in the business

•        Targeting SOX 404 compliance at September 2006

Disciplined Approach to Funding

[CHART]

• Improving retail deposit growth

[CHART]

• Diversity of wholesale funding

[CHART]

• Reduced reliance upon short-term wholesale funding

Capital summary

• Gaining more clarity on AIFRS impacts

• Some significant issues outstanding

• Capital base adequate to absorb AIFRS changes

Capital position remains strong

[CHART]

• Surplus provides flexibility to cater for capital impact of AIFRS, 1 July 2006

• Continued focus on improving ROE and internal capital allocation

Targets	Current Target Ranges (%)	31 Mar 06 Actual
ACE/RWA	4.75 – 5.25	5.77
Tier 1	7.00 – 7.50	8.05
Total Regulatory	10.00 – 10.50	10.73

AIFRS impact on regulatory capital is significant

Estimated Tier 1 Impacts ($ bn)	Mar 06	30 September 2005 Previously reported	Comments
UK defined benefit schemes	(0.6)	(1.0)	Pension reforms
Prepaid pension asset	(0.6)	(0.6)
WM value-in force, at acquisition	(1.5)	(1.5)
WM historical adjustment re NAFiM	(0.2)	(0.2)
Revenue recognition -effective yield	—	(0.3)	APRA change
Credit provisioning	0.2	0.2
Hedging	—	0.1
Capitalised Software	(0.6)		APRA change
Other	(0.3)	(0.3)
Total	(3.6)	(3.6)

Awaiting final APRA AIFRS standards – position above is therefore not final

AIFRS effective for capital 1 July 2006 - transitional relief is available until 1 January 2008

Interim dividend of 83 cents, franked to 80%

[CHART]

Disposals announced during first half

Business	Announced	Price
MLC Life Hong Kong / Indonesia	21 Feb 06	A$575m

BNZ Investment Management	30 Nov 05	Not disclosed

UK Discretionary Investment Management*	16 Jan 06	A$13m

Custom Fleet^	5 May 06	A$550m

* Price quoted is based on estimate of PCS clients agreeing to transfer to Tilney Investment Management

^ Subject to regulatory approval

• Mar 2006 HY profit stream $56m

• ACE Capital released $950m

• Tier 1 Capital released $780m

Key Takeouts

•      Revenue momentum maintained

•      Cost contained within guidance on track

•      Asset quality maintained

•      Implemented a comprehensive term funding program

•      Reshaping business portfolio, and redeployment of capital

•      Issues to contend with:

• earnings impact of businesses sold

• some slowing of credit growth

• impact of Basel II roll out

• reduced earnings from IMS balance sheet

• cost of funding initiative

•      Systems and infrastructure development

Agenda

Introduction	John Stewart

Group Results & Outlook	Michael Ullmer

Company Update	John Stewart

Questions and Answers

Low underlying Australian region cost growth — creating room for investments

Region 1H06 operating costs

[CHART]

Source: Internal

Revenue drivers moving in right direction

Excellent growth in business

NAB volume growth

YoY percentage change

[CHART]

Note:      Source and Time periods

~    NAB(RBA Financial System Aggregates definitions) 2006 data based on 30/9/05-31/3/06 annualised

^    NAB(APRA Monthly Banking Statistics definitions) 31/3/04-30/9/04 annualised; 30/9/05-31/3/06 annualised

*    DEXX&R: 2006 data based on 30/9/05–31/12/05 annualised

**  Plan for Life: 2006 data based on 30/9/05–31/12/05 annualised

Market share gains

Change in market share, Mar 05—Mar 06

Basis points

		Market rank*	NAB volume† ($ b)
Business lending (inc bills)^	150	1	86.3	#
Total lending	51	2	213.1
Retail/household deposits	19	3	37.4
Business deposits	14	1	51.5
Individual risk	11	1	0.5
Housing lending (inc securitisn)	2	2	104.6
Retail funds (exc cash mgt)	1	2	52.3
Credit cards	-120	4	4.2

*	NAB/APRA Monthly Banking Statistics (Mar 06 data). Ranking among the authorised banks
†

NAB/APRA Monthly Banking Statistics (Mar 06 data). Plan for Life Retail Funds exc Cash Mgt data and DEXX&R data as at Dec 2005, market share movement from Mar 2005 to Dec 2005. Note that Plan For Life and DEXX&R data is available on a quarterly basis only

^	APRA definition of Bills excludes Bank Held Bills
#	Includes Institutional Markets and Services

Limited margin impact

[CHART]

Australian bank net interest margin

Net Interest Margin (incl. acceptances)

Source: Internal

Non-retail asset quality remaining high

	Sep 04	Sep 05	Mar 06
Customer rating system*	6.0	5.9	5.8
Proportion of loans secured	76.5%	76.2%	74.1%

* CRS: 1=lowest risk; 16=highest risk

Source: Internal — excludes housing and personal loans

Significant improvement in customer satisfaction

MFI customer satisfaction, March 2006

Percentage

	% of each institutions’ MFI Customers who are satisfied*	Monthly change (Feb 06—Mar 06)	Quarter change (Dec 05—Mar 06)	Half year change (Sep 05—Mar 06)	Annual change (Mar 05—Mar 06)
Major bank 1	78	-0.5	0.4	1.1	1.7
NAB	72	1.5	2.5	4.5	3.6
Major bank 2	72	-0.5	-2.0	0.2	-0.3
Major bank 4	65	-0.4	0.2	0.4	-0.9
Average of 4 major banks	70	-0.2	0.1	1.1	0.4
Total market^	75	-0.1	0.1	0.5	0.2

* Satisfaction is based on customers who answered very or fairly satisfied, for customers aged 14+(rounded figures).

^ Total Market includes Banks, Building Societies and Credit Unions

All time periods relate to a 6 month average.

Source: Customer Satisfaction — Roy Morgan Research

Australian Region

NAB Wins Australian Bank of the Year

Bank of the Year

[GRAPHIC]

Wealth Management - strongly positioned

Current Australian Market Share			Current Share of New Business
Product	Market Share (%)	Rank	Market Share (%)	Rank
Retail (exCMT)	12.9	2	9.3	3
MasterFunds	16	1	11	2
Corporate Super	20	1	15	2
Total Individual	15	1	12	2

Source:

Retail (ex CMT)Plan for Life QDF Report Dec 2005

Masterfunds (Marketer View): Plan for Life Market Share & Dynamics Dec 2005

Corporate Super: Plan for Life Market & Dynamics Dec 2005

Total Individual Insurance: DEXX&R Life Analysis Dec 2005

New Zealand

Consistent strategy in a highly competitive market

[GRAPHIC]

•    Consistent execution of strategy

•    Profitable market share focus

•    Delivery of quality result

Better Value	Better Service

Better Innovation	Better Attitude

Institutional Markets & Services

Strong demand and speedy execution is delivering results

[GRAPHIC]

•      Stabilised and building the business

•      Increased earnings on lower capital base

•      Strong sales performance and favourable trading conditions

•      Accelerated execution of new business initiatives

•      Broader product range for new capital pools

•      Driving efficiency

United Kingdom
2002 Strategy Themes

2004

CB	YB
NB	NIB

One efficient business

•      Integration of systems

•      Convergence of processes

United Kingdom
Strategy for Differentiation

2004

CB	YB

NB	NIB

“Do what we do, but do it better”

One efficient GB business

“Do what we do, but do it better”

Differentiated GB business

“Playing a different game”

Over the last six months

•      Completed branch rationalisation

•      Roll out of IFS

•      Expanded third party

•      Migrated to Danske platform

Corporate Centre

•      Emphasis on clear accountability for decisions and outcomes

Corporate Centre to focus on:

•      Value creation

•      Target/ expectation setting and sign off of proposed strategies

•      Performance monitoring

•      Validation and oversight required to provide assurance required for financial and risk governance

•      Capital and balance sheet management

•      Merger and acquisitions

Economic environment
Gathering momentum in our key markets

•      Global economy continues to expand despite higher oil prices

•      Economic activity strengthening both domestically and globally, New Zealand to remain subdued

•      Credit growth to moderate in Australia and New Zealand. UK to stabilise at current levels

NAB Group Planning & Development Approach
Strategic & Operational Planning

	Group Strategies	Objectives	Focus of Group Planning & Development

STRATEGIC & OPERATIONAL PLANNING	1 Increasing performance of current businesses	• Ensure current businesses are positioned to deliver against realistic performance targets	Develop a common and robust approach to strategic & operational planning across all operations

PORTFOLIO MANAGEMENT	2 Effectively managing the portfolio	• Set the strategic direction by agreeing the connected logic across the portfolio moving forward
		• Make portfolio moves to:	Agree portfolio priorities for the
		• Address known concerns with the portfolio;	Group
• Create sustainable competitive advantage by proactively targeting opportunities; or
• Block key strategic threats

GROUP DEVELOPMENT	3 Fostering Innovation	• Identifying and effectively delivering new growth opportunities	Create an environment for innovation

Businesses stabilised
Good momentum in all businesses

[CHART]

NAB Group Planning & Development Approach

Portfolio Management

	Group Strategies	Objectives	Focus of Group Planning & Development

STRATEGIC & OPERATIONAL PLANNING	1 Increasing performance of current businesses	• Ensure current businesses are positioned to deliver against realistic performance targets	Develop a common and robust approach to strategic & operational planning across all operations

PORTFOLIO MANAGEMENT	2 Effectively managing the portfolio	• Set the strategic direction by agreeing the connected logic across the portfolio moving forward

		• Make portfolio moves to:	Agree portfolio priorities for
		• Address known concerns with the portfolio;	the Group
• Create sustainable competitive advantage by proactively targeting opportunities; or
• Block key strategic threats

GROUP DEVELOPMENT	3 Fostering Innovation	Identifying and effectively delivering new growth opportunities	Create an environment for innovation

NAB Group Planning & Development Approach

Group Development

	Group Strategies	Objectives	Focus of Group Planning & Development

STRATEGIC & OPERATIONAL PLANNING	1 Increasing performance of current businesses	• Ensure current businesses are positioned to deliver against realistic performance targets	Develop a common and robust approach to strategic & operational planning across all operations

PORTFOLIO MANAGEMENT	2 Effectively managing the portfolio	• Set the strategic direction by agreeing the connected logic across the portfolio moving forward
		• Make portfolio moves to:	Agree portfolio priorities for the
		• Address known concerns with the portfolio;	Group
• Create sustainable competitive advantage by proactively targeting opportunities; or
• Block key strategic threats

GROUP DEVELOPMENT	3 Fostering Innovation	• Identifying and effectively delivering new growth opportunities	Create an environment for innovation

NAB Group Planning & Development Approach
Change in focus

	Group Strategies	Objectives	Focus of Group Planning & Development

STRATEGIC & OPERATIONAL PLANNING	1 Increasing performance of current businesses	• Ensure current businesses are positioned to deliver against realistic performance targets	Develop a common and robust approach to strategic & operational planning across all operations

PORTFOLIO MANAGEMENT	2 Effectively managing the portfolio	• Set the strategic direction by agreeing the connected logic across the portfolio moving forward
		• Make portfolio moves to:	Agree portfolio priorities for the
		• Address known concerns with the portfolio;	Group
• Create sustainable competitive advantage by proactively targeting opportunities; or
• Block key strategic threats

GROUP DEVELOPMENT	3 Fostering Innovation	• Identifying and effectively delivering new growth opportunities	Create an environment for innovation

Top 100 senior executive’s focus shifting from fixing to
performance to development

Summary

•              Good progress in rebuilding the businesses;

•              Considerable value creation potential;

•              But further work still to do;

•              Importantly, we have done what we said we would do, and

•              Will continue to do

Agenda

Introduction	John Stewart

Group Results & Outlook	Michael Ullmer

Company Update	John Stewart

Questions and Answers

Appendix

•              Group Performance

•              Divisional Performance

•              Capital

•              Other Matters

•              Economic Outlook

HALF YEAR RESULTS	06	[LOGO]

Group Performance

Core* income growth

Net Interest Income - $m

[CHART]

Other Operating Income^ - $m

[CHART]

* Excluding AIFRS

^ Excluding net life Insurance income, revaluation losses on Excaps and significant items

Net interest margin up 17 bps on the September 2005 half

	Sep 05	NIM				Mar 06	AIEA	% of Group
	HY	Change				HY	Mar 06 HY	AIEA		Impact on
	NIM	AIFRS		Other		NIM	$Bn	Sep 05 HY Mar 06 HY		Group NIM
Australian Banking	2.46%	(11bps	)	2bps		2.37%	194.5	49%	54%	6bps

UK Banking	3.73%	27bps		(36bps	)	3.64%	48.3	13%	13%	(2bps	)

New Zealand Banking	2.48%	5bps		1bps		2.54%	31.5	9%	9%	(1bp	)

Institutional Markets & Services	0.37%	19bps		8bps		0.64%	135.6	41%	37%	9bps

Other	(0.46)%	(14bps	)	(20bps	)	(0.80)%	(45.8)	(12)%	(13)%	5bps

Group Impact	2.14%					2.31%	364.1	100%	100%	17bps

Australian banking movement has been calculated based on adjusting for bills in the current period

Volume growth across the Group

Australian Banking
(quarterly average)

[CHART]

UK Banking*
(quarterly average)

[CHART]

NZ Banking

(quarterly average)

[CHART]

* Excludes Irish Banks

Expenses* across the group declined 3.9% during the half

[CHART]

* Expenses are on cash earnings basis and include $54 million ongoing costs of the UK defined benefit plans and exclude $5 million impairment of goodwill

+ Includes productivity as well as restructuring benefits

HALF YEAR RESULTS	06	[LOGO]

Divisional Performance AIFRS Impacts

Impact of AIFRS* on Australian Banking Result

Net Interest Income

[CHART]

Other Operating Income

[CHART]

Other Operating Expenses

[CHART]

* AASB 139 and 132 impacts only

Impact of AIFRS* on Total UK^ Result

Net Interest Income

[CHART]

Other Operating Income

[CHART]

Other Operating Expenses

[CHART]

* AASB 139 and 132 impacts only

^ Ongoing operations

Impact of AIFRS* on Total NZ Result

Net Interest Income

[CHART]

Other Operating Income

[CHART]

* AASB 139 and 132 impacts only

Impact of AIFRS* on Institutional Markets & Services Result

Net Interest Income

[CHART]

Other Operating Income

[CHART]

* AASB 139 and 132 impacts only

HALF YEAR RESULTS 06	[LOGO]

Divisional Performance Margins

Australian banking net interest margin down 9bps on the September 2005 half

[CHART]

Acceptances reclassification impact calculated by restating prior period

Australian banking net interest margin down 13bps on the March 2005 half

[CHART]

UK banking net interest margin down 9bps on the September 2005 half

[CHART]

UK banking* net interest margin down 21bps on the March 2005 half

[CHART]

* Ongoing operations, excludes Irish Banks.

New Zealand banking net interest margin up 6bps on the September 2005 half

[CHART]

New Zealand banking net interest margin down 13bps on the March 2005 half

[CHART]

HALF YEAR RESULTS 06	[LOGO]

Divisional Performance Other Information

Australian Banking: market share

Market share	Mar 06	Sep 05	Mar 05	Sep 04	Mar 04	Rank at Mar 06*
Business Lending (incl Bills^)+	24.4%	24.3%	22.9%	21.6%	22.0%	#1
Housing (incl Securitisation)	16.6%	16.7%	16.6%	16.5%	17.0%	#2
Credit Cards	15.1%	15.4%	16.3%	16.7%	17.8%	#4
Other Personal Lending	24.7%	25.7%	25.9%	25.8%	26.2%	#1
Business Deposits	26.8%	26.5%	26.6%	27.7%	27.7%	#1
Household Deposits	13.5%	13.3%	13.3%	13.4%	13.6%	#3

+ Includes Institutional Markets & Services

^ Excludes Bank Held Bills

* Ranking among authorised banks

Source: APRA Monthly Banking Statistics / National (March 2006)

Wealth Management Australia – market share

Masterfund market share plus flows

[CHART]

Insurance - Retail Risk Market Share

[CHART]

Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 31 December 2005 DEXX&R Life Analysis Reports as at 31 December 2005

Wealth Management Australia – inflows and attrition

Share of annual inflows

[CHART]

Attrition rate

[CHART]

Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 31 December 2005

Australian Housing metrics

Low Doc Loans

• $1.7bn outstanding

• LVR capped at 60% (without LMI)

Inner City Apartments

• $2.4bn outstanding

• 90 days past due improving

Origination source - Flows

	Mar 05	Sep 05	Mar 06
Proprietory	72%	70%	72%
Introducer	10%	12%	12%
Broker	18%	18%	16%

Housing Segmentation - Australia

Majority of growth attributable to owner occupied housing.

Housing portfolio segmentation
for Australia September 2005

[CHART]

Housing portfolio segmentation
for Australia March 2006

[CHART]

Note: Introduction of new datamart enables split between owner and investor inner city to be more accurately identified

HALF YEAR RESULTS 06	[LOGO]

Capital

Core capital movement

Movement in ACE ratio

[CHART]

HALF YEAR RESULTS 06	[LOGO]

Other Matters

Taxation

	Potential Amount in Dispute		Status	Amount Provided
ExCaps capital raising	A$552 million	(1)	In dispute	$	Nil
NZ structured finance transactions	NZ$548 million	(2)	In dispute	$	Nil
MLC reinsurance transaction	A$54 million	(3)	Under review	$	Nil

•    ExCaps remains in dispute – $12 million tax effect on interest not claimed in half year results.

•    NZ structured finance transactions remain in dispute – underlying transactions all terminated in 2005.

•    MLC reinsurance transaction - Group currently preparing response to ATO position paper. Group believes that based on work to date the position adopted is correct under tax law. Amended assessments have not been issued.

(1) Includes primary tax, penalties and interest (net of tax)

(2) Includes primary tax and interest (net of tax); any penalties have not been determined at this time

(3) Includes primary tax only; any interest and penalties have not been determined at this time.

HALF YEAR RESULTS 06	[LOGO]

Economic Outlook

The following slides contain forward looking statements. Refer to disclaimer on page 82

Global economy strong and only marginally weaker in 2006

Global Forecasts - Annual Growth %

[CHART]

• Global growth strong

• Growth underpinned by US, China and India

• Inflationary concerns remain

• Upward bias on rate rises

• European growth to remain sluggish

Economic outlook

Economic outlook differs across key markets: But overall reasonable

•      GDP picking up in Australia and the UK in 2006, but slower in New Zealand,

•       In 2006 we expect GDP growth of 3 ¼ % in Australia, 2 ¼ % in UK, but only 1 ¼ % in New Zealand. In 2007 GDP, in both Australia and the UK, is expected to marginally strengthen but little improvement is expected in New Zealand.

•      Overall credit growth in 2006 across our key markets much the same as in 2005 (around 13%) but the mix somewhat changed – with business credit stronger than personal and household credit. Moderately slower credit growth in 2007 (to around 10 ½ %) - mainly due to moderately weaker demand in Australia (and especially business).

•      Underlying inflation expected to move higher in Australia and to remain high in New Zealand for some time. UK outlook little changed. Rates expected to begin to fall in late 2006 in New Zealand (given weak economic outlook) but to remain unchanged in the UK.

•      In Australia, rates likely to be on hold following RBA’s recent moves - but risks clearly still up. Outcomes very data dependent and will need to reflect no acceleration in wages and the eventuation of an expected slowing in domestic demand over 2006/07 (following the re-acceleration in early 2006).

Macro risks to outlook estimates

•      Geo politics - Both political, oil & trade tensions overhang the outlook.

•      New Zealand’s Economic Outlook is hard to read – with significant volatility in the currency and rate expectations. That could well continue.

•      In Australia, New Zealand and UK household leverage – high household gearing, leaves some consumers vulnerable to higher interest rates and or an unexpected loss of jobs. For Australia (and to a lesser extent the UK) the risks probably relate more to higher than expected interest rates. For New Zealand the risks revolve more about delays to rate cuts in an environment of still overvalued house prices and below trend growth.

•      Commodity prices are very high and providing a significant boost to Australian incomes and equity markets. Our forecasts involve only moderate further upside in 2006 followed by a moderate correction in 2007. Extreme movements in either direction could considerably complicate policy responses and economic outcomes in Australia.

•      Oil prices have remained stubbornly high. Those effects have to some extent been masked by wealth effects: including equity markets (Australia) and house prices (NZ and the USA). Further hikes in oil could bring about powerful global headwinds to growth – especially if wealth effects wain faster than expected

•      Bird flu – Likely to be contained, albeit watch for human pandemic.

Disclaimer

This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 11 May, 2006. It is information in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, whendeciding if an investment is appropriate.

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.